Exhibit 11

Healthways, Inc.

Earnings Per Share Reconciliation

May 31, 2007

(Unaudited)

(In thousands, except earnings per share data)

The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:

	Three Months Ended		Nine Months Ended
	May 31,		May 31,
	2007	2006	2007	2006

Numerator:
Net income - numerator for basic earnings per share	$10,792	$9,335	$33,650	$23,124
Effect of dilutive securities	—	—	—	—
Numerator for diluted earnings per share	$10,792	$9,335	$33,650	$23,124

Denominator:
Shares used for basic earnings per share	35,133	34,517	34,907	34,267
Effect of dilutive stock options outstanding	1,937	1,998	1,948	2,000
Shares used for diluted earnings per share	37,070	36,515	36,855	36,267

Earnings per share:
Basic	$0.31	$0.27	$0.96	$0.67
Diluted	$0.29	$0.26	$0.91	$0.64